EXHIBIT (a)(61)

[LOGO OF ALLIED SIGNAL]

                                                          AlliedSignal Inc.
                                                          101 Columbia Road
                                                       Morristown, NJ 07962

NEWS RELEASE

Contact:    Mark Greenberg
            (973) 455-5445


      AMP'S $1.65-BILLION PARTIAL SELF-TENDER PROVIDES INFERIOR VALUE
              TO SHAREOWNERS COMPARED WITH ALLIEDSIGNAL'S WISH
                  TO PURCHASE ALL SHARES FOR $9.7 BILLION;
      ALLIEDSIGNAL'S PARTIAL TENDER OFFER IS NOT AFFECTED BY AMP MOVES


     MORRIS TOWNSHIP, New Jersey, September 28, 1998 - AlliedSignal Inc. [NYSE: ALD] said today that the debt-financed 14% self-tender announced today by AMP Incorporated [NYSE: AMP] together with the establishment of a "Flexitrust" is yet another cynical attempt to prevent AMP shareowners from realizing value for all their shares. In a statement issued today, Lawrence
A. Bossidy, Chairman and Chief Executive Officer of AlliedSignal, said:

     AMP's $1.65-billion offer for 14% of its shares, coupled with another promise of better future earnings, provides inferior total value to shareowners compared with AlliedSignal's original $9.7-billion offer for 100% of AMP's shares at $44.50 cash per share. In addition, AMP's prorata self tender could have adverse tax consequences to taxable shareowners compared to a sale of the shares to AlliedSignal.

     AlliedSignal remains committed to completing the acquisition of AMP. We will announce our specific plans after AMP provides full disclosure of its actions of today, including the 25-million-share "Flexitrust," and after we learn the outcome of certain legislative initiatives and judicial rulings.

     The AMP self-tender has no bearing on AlliedSignal's 20-million-share tender offer, which expires on October 2. Shareowners should still tender their shares now to AlliedSignal to take advantage of our partial tender offer, which expires October 2. Any shares not purchased by AlliedSignal will be returned to AMP shareowners well in time for them to take advantage of AMP's partial tender, which if it begins October 5 must by law remain open at least until November 2.

     The AMP self tender is dilutive to AMP shareowners. AMP's statement today admits that the increased earnings per share resulting from the reduction in shares will be insufficient to offset the additional interest expense from the debt without "additional savings resulting from the acceleration of AMP's profit improvement plan." That makes AMP's long-promised turnaround more doubtful and will likely translate into more layoffs. It's instructive that AMP needs only $1.65 billion for the self-tender but has arranged $3.25 billion in financing, some of which is earmarked for working capital.

     Shareowners should ask why a company with AMP's current operating difficulties would take on such significant debt, which has quickly led to a lowering of its debt ratings. The additional interest expense will further bloat AMP's costs, hobble its competitiveness in the marketplace and inhibit its ability to reverse its declining market share.

     Moreover, shareowners should ask why AMP would adopt a Flexitrust which, without providing any value to the shareowners, would reduce the percentage ownership interest of AMP shareowners.

     AMP's "profit improvement plan" already calls for the termination of thousands of AMP employees, including 1,700 of AMP's 9,600 Pennsylvania employees. By contrast, AlliedSignal has guaranteed for at least one year the employment of all Pennsylvania AMP employees whose base pay is up to $50,000 and who are still employed when AMP merges with AlliedSignal. AMP's arrogant dismissal of our commitments to its Pennsylvania employees is curious given the fact that AMP has offered no such guarantees.

     AlliedSignal is an advanced technology and manufacturing company serving customers worldwide with aerospace and automotive products, chemicals, fibers, plastics and advanced materials. The company employs 70,500 people worldwide. AlliedSignal is a component of the Dow Jones Industrial Average and Standard and Poor's 500 Index, and it is included in Fortune magazine's lists of the "Most Admired Companies" and "Best Places to Work." Additional information on the company is available on the World Wide Web at http://www.alliedsignal.com/.

                CERTAIN INFORMATION CONCERNING PARTICIPANTS

AlliedSignal Inc. ("AlliedSignal"), PMA Acquisition Corporation ("Acquisition Subsidiary") and certain other persons named below may solicit the consent of shareholders (a) to elect seventeen nominees (the "Nominees") as directors of AMP Incorporated ("AMP") pursuant to a shareholder action by written consent (the "Consent Solicitation") and (b) in favor of the adoption of three proposals to amend the By-laws of AMP. The participants in this solicitation may include the directors of AlliedSignal (Hans W. Becherer, Lawrence A. Bossidy (Chairman of the Board and Chief Executive Officer), Ann M. Fudge, Paul X. Kelley, Robert P. Luciano, Robert B. Palmer, Russell E. Palmer, Frederic M. Poses (President and Chief Operating Officer), Ivan G. Seidenberg, Andrew C. Sigler, John R. Stafford, Thomas P. Stafford, Robert C. Winters and Henry T. Yang), each of whom is a Nominee; and the following executive officers and employees of
AlliedSignal: Peter M. Kreindler (Senior Vice President, General Counsel and Secretary), Donald J. Redlinger (Senior Vice President - Human Resources and Communications), and Richard F. Wallman (Senior Vice President and Chief Financial Officer), each of whom is a Nominee, and Robert F. Friel (Vice President and Treasurer), John W. Gamble, Jr. (Assistant Treasurer), John L. Stauch (Director, Investor Relations), Robert J. Buckley (Manager, Investor Relations), G. Peter D'Aloia (Vice President, Planning & Development) and James V. Gelly (Vice President, Finance, Aerospace Marketing, Sales & Service).

As of the date of this communication, AlliedSignal is the beneficial owner of 100 shares of Common Stock without par value of AMP. Other than set forth herein, as of the date of this communication, neither AlliedSignal, Acquisition Subsidiary nor any of their respective directors, executive officers or other representatives or employees of AlliedSignal, any Nominees or other persons known to AlliedSignal who may solicit proxies has any security holdings in AMP. AlliedSignal disclaims beneficial ownership of any securities of AMP held by any pension plan or other employee benefits plan of AlliedSignal or by any affiliate of AlliedSignal.

Although neither Lazard Freres & Co. LLC ("Lazard Freres") nor Goldman, Sachs & Co. ("Goldman Sachs"), the financial advisors to AlliedSignal, admits that it or any of its members, partners, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Lazard Freres or Goldman Sachs, Steven J. Golub and Mark T. McMaster (each a Managing Director) and Yasushi Hatakeyama (a Director) of Lazard Freres, and Robert S. Harrison and Wayne
L. Moore (each a Managing Director) and Peter Gross and Peter Labbat (each a Vice President) of Goldman Sachs, may assist AlliedSignal in the solicitation of consents of shareholders. Both Lazard Freres and Goldman Sachs engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Lazard Freres and Goldman Sachs may trade securities of AMP for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Lazard Freres has informed AlliedSignal that as of August 6, 1998, Lazard Freres held a net long position of approximately 20,861 shares of Common Stock of AMP, and Goldman Sachs has informed AlliedSignal that as of August 7, 1998, Goldman Sachs held a net long position of approximately 800,000 shares of Common Stock of AMP.

Except as disclosed above, to the knowledge of AlliedSignal, none of AlliedSignal, the directors or executive officers of AlliedSignal, the employees or other representatives of AlliedSignal or the Nominees named above has any interest, direct or indirect, by security holding or otherwise, in AMP.

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9/28/98